

Mail Stop 3561

April 27, 2016

Richard Davis
Chief Executive Officer
Rich Cigars, Inc.
5100 SW 103rd Street
Ocala, FL 34476

> **Re:** **Rich Cigars, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 31, 2016**
> **File No. 333-199452**

Dear Mr. Davis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2014 letter.

Cover Page of Prospectus

1. We note your response to our prior comment 7 and reissue. Please confirm your understanding that OTC Pink does not constitute a market for purposes of the disclosure required by Item 501(b)(3) of Regulation S-K. As such, please revise the cover page and throughout the prospectus to disclose a fixed price for the duration of the offering. Please also revise the disclosure in the Plan of Distribution section on page 19 which states that shares will be sold at a fixed price "until [y]our shares are quotes on the OTC Pink Sheets" and thereafter at prevailing market prices or privately negotiated prices.

<u>We will depend upon management but we may at times have limited participation…, page 8</u>

2. We note your response to our prior comment 9, and the added disclosure that each officer and director is engaged in business activities outside of your business. Please briefly identify and discuss your officer's outside business activities.

<u>Determination of Offering Price, page 15</u>

3. We note your response to our prior comment 10 and reissue. We note that the $0.10 per share price of the shares you are registering is lower than the price paid for shares in your private placement. As such, please explain why you believe $0.10 per share is a bona fide offering price.

<u>Plan of Distribution, page 19</u>

4. Consistent with your updated disclosure on the cover page and your response to our prior comment 3, please revise the disclosure here to clarify that RichKeys Enterprises, LLC is deemed an underwriter within the meaning of Section 2(a)(11) of the Securities Act rather than may be deemed an underwriter.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Michael A. Littman, Esq.